UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33029

DivX, Inc.
(Exact name of registrant as specified in its charter)
4780 Eastgate Mall San Diego, California, 92121 (858) 882-0600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.001
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

This Certification and Notice of Termination of Registration relates to the common stock, par value $0.001 per share, of DivX, Inc. (the “Registrant”).

On October 7, 2010, Siracusa Merger Corporation merged with and into the Registrant, with the Registrant being the surviving corporation (the “Surviving Entity I”) in such merger (the “First Merger”), and Surviving Entity I subsequently merged with and into Siracusa Merger LLC, with Siracusa Merger LLC being the surviving corporation (the “Surviving Entity”) following the second merger (the “Second Merger” and, together with the First Merger, the “Merger”) as a wholly-owned subsidiary of Sonic Solutions (“Sonic”), pursuant to an Agreement and Plan of Merger dated as of June 1, 2010 by and among the Registrant, Sonic, Siracusa Merger Corporation and Siracusa Merger LLC, as amended (the “Merger Agreement”).  Immediately following the Second Merger, the name of Siracusa Merger LLC was changed to DivX, LLC.  Pursuant to the terms of the Merger Agreement, each share of the Registrant’s common stock outstanding at the effective time of the First Merger (the “Effective Time”) was converted into the right to receive $3.75 in cash and ..514 shares of Sonic’s common stock. As a result of the Merger, the Registrant became a wholly-owned subsidiary of Sonic.

As a result of the Merger, the Registrant has terminated all offerings of the Registrant’s securities pursuant to the above referenced Registration Statements. Accordingly, pursuant to the undertakings contained in such Registration Statements to remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offerings, the Registrant is filing this post-effective amendment to the Registration Statements to deregister all the shares of the Registrant’s common stock registered and reserved for issuance under such Registration Statements which remained unissued as of the Effective Time.

Pursuant to the requirements of the Securities Exchange Act of 1934, DivX, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person, in the City of Novato, State of California, on October 18, 2010.

DIVX, LLC

BY: SONIC SOLUTIONS, Sole Member and Manager

By:	/s/ David C. Habiger
David C. Habiger
President and Chief Executive Officer